Exhibit 99.1

Waterdrop Inc. Announces First Quarter 2024 Unaudited Financial Results

BEIJING, June 5, 2024 /PRNewswire/ - Waterdrop Inc. ("Waterdrop", the "Company" or "we") (NYSE: WDH), a leading technology platform dedicated to insurance and healthcare service with a positive social impact, today announced its unaudited financial results for the three months ended March 31, 2024.

Financial and Operational Highlights for the First Quarter of 2024

•	Consecutive profitability and positive operating cash flow: In the first quarter of 2024, net profit attributable to our ordinary shareholders reached RMB80.6 million, representing a quarter-over-quarter growth of 36.5%. As of March 31, 2024, our cash and cash equivalents and short-term investments balance amounted to RMB3,484.4 million (US$482.6 million). We continued to generate positive operating cash flow during the first quarter of 2024.

•	Robust business performance: For the first quarter of 2024, the first-year premiums ("FYP") generated through our insurance business amounted to RMB1,754.5 million (US$243.0 million), representing an increase of 3.7% year over year. Net operating revenue was RMB704.7 million (US$97.6 million), representing an increase of 16.3% year over year.

•	Improving FYP share from life insurance products: The contribution of FYP generated from long-term insurance products to overall FYP has further increased. In addition, in the first quarter of 2024, the FYP generated from life insurance products increased 9.9 percentage points to 56.4% of overall long-term insurance products from 46.5% for the same period of 2023.

•	Broadening crowdfunding coverage: As of March 31, 2024, around 456 million people cumulatively had donated an aggregate of approximately RMB63.8 billion to over 3.17 million patients through Waterdrop Medical Crowdfunding.

•	Digital clinical trial services in good progress: As of March 31, 2024, the Company had cumulatively enrolled nearly 7,800 patients into over 960 clinical trial programs through E-Find Platform.

Mr. Peng Shen, Founder, Chairman, and Chief Executive Officer of Waterdrop, commented, “We are thrilled to kick off 2024 with solid first quarter financial results. The quarterly net profit attributable to our ordinary shareholders reached RMB80.6 million, representing a quarter-over-quarter growth of 36.5%. We are also pleased to have maintained profitability for nine consecutive quarters.

Waterdrop Insurance Marketplace has continually improved online traffic conversion capabilities and efficiency. We have been leveraging various content distribution platforms and optimizing our product offerings accordingly. Our capability in tailoring various products to meet user needs continues to improve. Targeting a market segment, we have successfully upgraded one of our star products “Jiehaoyun” to version 2.0, which gained top recognition on various platforms. The FYP generated through our insurance business increased by 15.0% sequentially. Meanwhile, we have effectively sustained the policy renewal rate at above 95%.

Regarding Waterdrop Medical Crowdfunding, we ensured stringent oversight over the transparency of fundraising activities on our platform and strengthened our risk management measures. For instance, before manual verification, we integrated algorithm recognition to identify false or fake medical documents and mitigate related risks effectively.

In this quarter, our healthcare-related business continued its momentum, bringing the number of collaborating pharmaceutical companies and contract research organizations (collectively, “CROs”) to 179. In addition, we enrolled over 800 patients and started providing services to 88 new programs in the first quarter of 2024. We accelerated the implementation of our digital capabilities in clinical trial solution and multichannel marketing to serve a broader client base.

Looking ahead, we are committed to patiently building core technology competitiveness for the Company, supporting the long-term strategic execution to maintain stable profitability. Guided by our mission and values, we will continuously explore more customized, cost-effective products and services, while expanding our business boundaries.”

Financial Results for the First Quarter of 2024

Operating revenue, net

Net operating revenue for the first quarter of 2024 increased by 16.3% year over year to RMB704.7 million (US$97.6 million) from RMB606.2 million for the same period of 2023. On a quarter-over-quarter basis, net operating revenue increased by 6.9%. We started to consolidate the financial results of Shenzhen Cunzhen Qiushi Technology Co., Ltd. and its subsidiaries (collectively, “Cunzhen Qiushi”, also known as “Shenlanbao”) in the third quarter of 2023. Net operating revenue generated by Shenlanbao for the first quarter of 2024 was RMB59.7 million (US$8.3 million).

•	Insurance-related income includes insurance brokerage income and technical service income. Insurance brokerage income represents brokerage commissions earned from insurance companies. Technical service income is derived from providing technical services including customer relationship maintenance, customer complaint management, claim review, and user referral services, among other things, to insurance companies, insurance brokers, and agency companies. Our insurance-related income amounted to RMB606.8 million (US$84.0 million) in the first quarter of 2024, representing an increase of 13.1% year over year from RMB536.3 million for the first quarter of 2023, which was mainly due to the increase in insurance brokerage income. On a quarter-over-quarter basis, insurance-related income increased by 3.2%.

•	Crowdfunding service fees represent the service income earned when patients successfully withdraw the proceeds from their crowdfunding campaigns. Our role is to operate the Waterdrop Medical Crowdfunding platform to provide crowdfunding related services through the internet, enabling patients with significant medical bills to seek help from caring hearts through technology (the “medical crowdfunding services”). Our medical crowdfunding services generally consist of providing technical and internet support, managing, reviewing and supervising the crowdfunding campaigns, providing comprehensive risk management and anti-fraud measures, and facilitating the collection and transfer of the funds. For the first quarter of 2024, we generated RMB67.4 million (US$9.3 million) in service fees, representing an increase of 60.3% year over year from RMB42.0 million for the first quarter of 2023. On a quarter-over-quarter basis, crowdfunding service fees increased by 68.3%.

•	We are expanding the healthcare-related services, including digital clinical trial solution and digital multichannel marketing solution. Digital clinical trial solution income represents the service income earned from our customers mainly including biopharmaceutical companies and leading biotechnology companies. We match qualified and suitable patients for enrollment in clinical trials for our customers and generate digital clinical trial solution revenue for successful matches and we typically charge our customers a fixed unit price per successful match. Digital multichannel marketing solution income is derived from life science and healthcare companies. Focusing on the needs of our customers, we provide comprehensive digital marketing solutions around the whole life cycle of products through integrated services such as patient screening, medication management, doctor-patient services, innovative payment methods, and channel marketing. For the first quarter of 2024, our healthcare-related income amounted to RMB25.3 million (US$3.5 million), representing an increase of 7.3% from RMB23.6 million in the same period of 2023. On a quarter-over-quarter basis, healthcare-related income decreased by 8.3%.

Operating costs and expenses

Operating costs and expenses increased by 10.5% year over year to RMB658.3 million (US$91.2 million) for the first quarter of 2024. On a quarter-over-quarter basis, operating costs and expenses increased by 4.0%. Operating costs and expenses from Shenlanbao was RMB63.1 million (US$8.7 million).

•	Operating costs increased by 33.6% year over year to RMB331.2 million (US$45.9 million) for the first quarter of 2024, as compared with RMB248.0 million for the first quarter of 2023, which was primarily driven by (i) an increase of RMB13.8 million in personnel costs mainly due to the consolidation of the financial results of Shenlanbao which incurred personnel costs of RMB17.2 million, and (ii) an increase of RMB66.0 million in costs of referral and service fees. On a quarter-over-quarter basis, operating costs increased by 9.6% from RMB302.1 million, primarily due to an increase of RMB29.7 million in costs of referral and service fees.

•	Sales and marketing expenses increased by 5.0% year over year to RMB182.1 million (US$25.2 million) for the first quarter of 2024, as compared with RMB173.4 million for the same quarter of 2023. The increase was primarily due to (i) the consolidation of the financial results of Shenlanbao which incurred sales and marketing expenses of RMB34.2 million, (ii) an increase of RMB6.4 million in outsourced sales and marketing service fees to third parties, (iii) an increase of RMB4.1 million in marketing expenses to third-party traffic channels, partially offset by (iv) a decrease of RMB37.0 million in personnel costs and share-based compensation expenses. On a quarter-over-quarter basis, sales and marketing expenses increased by 4.2% from RMB174.8 million, primarily due to (i) an increase of RMB18.3 million in marketing expenses to third-party traffic channels, (ii) an increase of RMB5.8 million in outsourced sales and marketing service fees to third parties, partially offset by (iii) a decrease of RMB17.3 million in sales and marketing personnel costs and share-based compensation expenses.

•	General and administrative expenses decreased by 7.1% year over year to RMB89.0 million (US$12.3 million) for the first quarter of 2024, compared with RMB95.8 million for the same quarter of 2023. The year-over-year variance was due to (i) a decrease of RMB12.7 million in personnel costs and share-based compensation expenses, and partially offset by (ii) an increase of RMB8.6 million allowance for doubtful accounts. On a quarter-over-quarter basis, general and administrative expenses decreased by 7.3% from RMB96.0 million, due to (i) a decrease of RMB13.5 million allowance for doubtful accounts, partially offset by (ii) an increase of RMB4.4 million in professional service fees, and (iii) an increase of RMB3.1 million in personnel costs and share-based compensation expenses.

•	Research and development expenses decreased by 28.8% year over year to RMB56.0 million (US$7.8 million) for the first quarter of 2024, compared with RMB78.7 million for the same period of 2023. The decrease was primarily due to a decrease of RMB26.3 million in personnel costs and share-based compensation expenses, partially offset by the consolidation of the financial results of Shenlanbao. On a quarter-over-quarter basis, research and development expenses decreased by 6.4% from RMB59.8 million, which was mainly due to a decrease of RMB3.9 million in research and development personnel costs and share-based compensation expenses.

Operating profit for the first quarter of 2024 was RMB46.4 million (US$6.4 million), as compared with RMB10.3 million for the first quarter of 2023 and RMB26.6 million for the fourth quarter of 2023.

Interest income for the first quarter of 2024 was RMB39.8 million (US$5.5 million), as compared with RMB30.9 million for the first quarter of 2023 and RMB34.7 million for the fourth quarter of 2023. The increase was primarily due to the increase in our short-term and long-term investments and interest rate.

Income tax expense for the first quarter of 2024 was RMB8.6 million (US$1.2 million), as compared with an income tax benefit of RMB2.6 million for the first quarter of 2023 and an income tax expense of RMB15.2 million for the fourth quarter of 2023.

Net profit attributable to the Company’s ordinary shareholders for the first quarter of 2024 was RMB80.6 million (US$11.2 million), as compared with RMB49.7 million for the same period of 2023, and RMB59.1 million for the fourth quarter of 2023.

Adjusted net profit attributable to the Company’s ordinary shareholders for the first quarter of 2024 was RMB98.4 million (US$13.6 million), as compared with RMB96.4 million for the same period of 2023, and RMB74.7 million for the fourth quarter of 2023.

Cash and cash equivalents and short-term investments

As of March 31, 2024, the Company had combined cash and cash equivalents and short-term investments of RMB3,484.4 million (US$482.6 million), as compared with RMB3,393.4 million as of December 31, 2023.

Share Repurchase Programs

Pursuant to the share repurchase programs launched in September 2021, September 2022 and September 2023, respectively, we had cumulatively repurchased approximately 45.5 million ADSs from the open market with cash for a total consideration of approximately US$95.9 million as of May 31, 2024.

Supplemental Information

Starting from the second quarter of 2023, our chief operating decision maker starts to manage the business by three operating segments and assess the performance and allocate resources under the new operating segment structure.

Therefore, we organize and report our business in three operating segments:

• Insurance, which mainly includes Waterdrop Insurance Marketplace, Shenlanbao Insurance Marketplace and technical support service;

• Crowdfunding, which mainly includes Waterdrop Medical Crowdfunding; and

• Others, which mainly include Digital Clinical Trial Solution and other new initiatives.

As a result, we have updated our segments reporting information to reflect the new operating and reporting structure.

Comparative figures were retrospectively adjusted to conform to this presentation.

	For the Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	USD
	(All amounts in thousands)
Operating revenue, net
Insurance*	536,343	587,866	606,777	84,038
Crowdfunding	42,022	40,013	67,350	9,328
Others	27,800	31,485	30,573	4,234
Total consolidated operating revenue, net	606,165	659,364	704,700	97,600
Operating profit/(loss)
Insurance*	154,955	128,223	129,163	17,889
Crowdfunding	(61,134)	(51,718)	(32,237)	(4,465)
Others	(36,567)	(27,078)	(31,432)	(4,354)
Total segment operating profit	57,254	49,427	65,494	9,070
Unallocated item**	(46,926)	(22,788)	(19,130)	(2,649)
Total consolidated operating profit	10,328	26,639	46,364	6,421
Total other income	36,771	44,463	42,781	5,926
Profit before income tax	47,099	71,102	89,145	12,347
Income tax benefit/(expense)	2,626	(15,164)	(8,588)	(1,189)
Net profit	49,725	55,938	80,557	11,158

*	The Company started to consolidate the financial results of Shenlanbao since July 4, 2023 and reported the results of Shenlanbao under the Insurance segment.
**	The share-based compensation represents an unallocated item in the segment information because our management does not consider this as part of the segment operating performance measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars ("USD" or "US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measure

The Company uses non-GAAP financial measure, adjusted net profit attributable to our ordinary shareholders, in evaluating the Company's operating results and for financial and operational decision-making purposes. Adjusted net profit attributable to our ordinary shareholders represents net profit attributable to our ordinary shareholders excluding share-based compensation expense attributable to our ordinary shareholders and foreign currency exchange gain or losses. Such adjustments have no impact on income tax.

The non-GAAP financial measure is not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measure has limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider it in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Investors are encouraged to review the Company's historical non-GAAP financial measure to the most directly comparable GAAP measure. Adjusted net profit attributable to our ordinary shareholders presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measure differently, limiting its usefulness as a comparative measure to our data.

The Company mitigates these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measure, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. Waterdrop may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Waterdrop's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Waterdrop's mission, goals and strategies; Waterdrop's future business development, financial condition and results of operations; the expected growth of the insurance, medical crowdfunding and healthcare industry in China; Waterdrop's expectations regarding demand for and market acceptance of our products and services; Waterdrop's expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance, medical crowdfunding and healthcare industry. Further information regarding these and other risks is included in Waterdrop's filings with the SEC. All information provided in this press release is as of the date of this press release, and Waterdrop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Conference Call Information

Waterdrop's management team will hold a conference call on June 5, 2024 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time on the same day) to discuss the financial results. Dial-in details for the earnings conference call are as follows:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Hong Kong Toll Free:	800-963976
Hong Kong:	852-58081995
Mainland China:	4001-206115
Chinese Line (Mandarin) Entry Number:	8399398
English Interpretation Line (Listen-only Mode) Entry Number:	0418783

Participants can choose between the Chinese and the English interpretation lines. Please note that the English interpretation option will be in listen-only mode. Please dial in 15 minutes before the call is scheduled to begin and provide the Elite Entry Number to join the call.

Telephone replays will be accessible two hours after the conclusion of the conference call through June 12, 2024 by dialing the following numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Chinese Line Access Code:	2937700
English Interpretation Line Access Code:	1729095

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.waterdrop-inc.com/.

About Waterdrop Inc.

Waterdrop Inc. (NYSE: WDH) is a leading technology platform dedicated to insurance and healthcare service with a positive social impact. Founded in 2016, with the comprehensive coverage of Waterdrop Insurance Marketplace and Waterdrop Medical Crowdfunding, Waterdrop aims to bring insurance and healthcare service to billions through technology. For more information, please visit www.waterdrop-inc.com.

For investor inquiries, please contact

Waterdrop Inc.

IR@shuidi-inc.com

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, unless otherwise noted)

	As of
	December 31, 2023	March 31, 2024
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	396,905	321,780	44,566
Restricted cash	577,121	404,201	55,981
Short-term investments	2,996,527	3,162,661	438,023
Accounts receivable, net	693,110	726,815	100,663
Current contract assets	572,871	594,282	82,307
Amount due from related parties	65	163	23
Prepaid expense and other assets	189,846	163,368	22,626
Total current assets	5,426,445	5,373,270	744,189
Non-current assets
Non-current contract assets	134,383	141,542	19,603
Property, equipment and software, net	33,878	32,950	4,564
Intangible assets, net	177,407	173,667	24,053
Long-term investments	211,758	217,397	30,109
Right of use assets, net	59,851	68,512	9,489
Deferred tax assets	24,190	25,042	3,468
Goodwill	80,751	80,751	11,184
Total non-current assets	722,218	739,861	102,470
Total assets	6,148,663	6,113,131	846,659

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Amount due to related parties	9,509	12,794	1,772
Insurance premium payables	591,953	405,672	56,185
Accrued expenses and other current liabilities	597,684	790,723	109,514
Short-term loans	137,557	75,173	10,411
Current lease liabilities	32,908	34,320	4,753
Total current liabilities	1,369,611	1,318,682	182,635
Non-current liabilities
Non-current lease liabilities	27,293	33,465	4,635
Deferred tax liabilities	73,305	82,380	11,409
Total non-current liabilities	100,598	115,845	16,044
Total liabilities	1,470,209	1,434,527	198,679

Mezzanine Equity
Redeemable non-controlling interests	92,760	92,685	12,837

Shareholders' equity
Class A ordinary shares	112	112	16
Class B ordinary shares	27	27	4
Treasury stock	(12)	(13)	(2)
Additional paid-in capital	7,003,423	6,897,876	955,345
Accumulated other comprehensive income	144,107	169,250	23,441
Accumulated deficit	(2,561,963)	(2,481,333)	(343,661)
Total shareholders' equity	4,585,694	4,585,919	635,143
Total liabilities, mezzanine equity and shareholders' equity	6,148,663	6,113,131	846,659

WATERDROP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	USD
Operating revenue, net	606,165	659,364	704,700	97,600
Operating costs and expenses(i)
Operating costs	(247,983)	(302,143)	(331,243)	(45,877)
Sales and marketing expenses	(173,401)	(174,817)	(182,146)	(25,227)
General and administrative expenses	(95,798)	(95,959)	(88,961)	(12,321)
Research and development expenses	(78,655)	(59,806)	(55,986)	(7,754)
Total operating costs and expenses	(595,837)	(632,725)	(658,336)	(91,179)
Operating profit	10,328	26,639	46,364	6,421
Other income
Interest income	30,876	34,659	39,804	5,513
Foreign currency exchange gain	282	6,956	1,514	210
Others, net	5,613	2,848	1,463	203
Profit before income tax	47,099	71,102	89,145	12,347
Income tax benefit/(expense)	2,626	(15,164)	(8,588)	(1,189)
Net profit	49,725	55,938	80,557	11,158
Net loss attributable to mezzanine equity classified as non-controlling interests shareholders	-	(3,119)	(75)	(10)
Net profit attributable to ordinary shareholders	49,725	59,057	80,632	11,168
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of tax	3,386	(39,390)	25,143	3,482
Unrealized gain on available for sale investments, net of tax	1,957	-	-	-
Total comprehensive income	55,068	16,548	105,700	14,640
Total comprehensive loss attributable to mezzanine equity classified as non-controlling interests shareholders	-	(3,119)	(75)	(10)
Total comprehensive income attributable to ordinary shareholders	55,068	19,667	105,775	14,650
Weighted average number of ordinary shares used in computing net profit per share
Basic	3,866,785,745	3,698,466,876	3,696,619,172	3,696,619,172
Diluted	4,027,428,601	3,762,270,456	3,756,462,107	3,756,462,107
Net profit per share attributable to ordinary shareholders
Basic	0.01	0.02	0.02	0.00
Diluted	0.01	0.02	0.02	0.00

(i)	Share-based compensation expenses are included in the operating costs and expenses as follows.

	For the Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	USD
Sales and marketing expenses	(16,529)	(1,991)	(1,820)	(252)
General and administrative expenses	(26,460)	(18,693)	(14,327)	(1,984)
Research and development expenses	(3,937)	(2,104)	(2,983)	(413)
Total	(46,926)	(22,788)	(19,130)	(2,649)

WATERDROP INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, unless otherwise noted)

	For the Three Months Ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	USD
Net profit attributable to the Company’s ordinary shareholders	49,725	59,057	80,632	11,168
Add:
Share-based compensation expense attributable to the Company’s ordinary shareholders	46,926	22,556	19,260	2,667
Foreign currency exchange gain	(282)	(6,956)	(1,514)	(210)
Adjusted net profit attributable to the Company’s ordinary shareholders	96,369	74,657	98,378	13,625